Exhibit 99.2

For Immediate Release
July 11, 2002

SAP Releases Preliminary Second Quarter Figures; Revises Full Year
Revenue Outlook; Operating Margin Outlook Confirmed

Full Second Quarter Numbers to be Released July 18, 2002

     WALLDORF, Germany – July 11, 2002 —SAP AG today announced that after a preliminary review it expects second quarter 2002 revenues of roughly € 1,778 million, circa 4% below last year’s second quarter. The Company expects software license revenues for the quarter to be around € 496 million, roughly 23% lower than last year’s second quarter. Operating income for the period, excluding stock-based compensation and acquisition related charges, is anticipated to be down by approximately 23% to ca. € 326 million.

     In the quarter, revenues in the Americas declined by 12% to € 593 million, while revenues in the Europe, the Middle East and Africa (EMEA) region grew by ca. 1% to ca. € 976 million and in the Asia/Pacific region (APA) revenues decreased ca. 5% to ca. € 209 million (see table 1).

     “The market continues to be challenging and despite strong sales efforts, we were not able to close some key deals, particularly in Europe and Japan,” commented Henning Kagermann, Co-Chairman and CEO of SAP AG. “However, customers and prospects continue to spend cautiously and in increments – we think this is now a permanent feature of the market and are we aggressively positioning the organization for a more steady stream of compact deals.”

     Full Year Guidance

     Based on the preliminary second quarter 2002 results, the Company has also revised its revenue expectations for the full year 2002. SAP now expects full year 2002 revenues to grow by 5 to 10% year-on-year. Assuming modest market improvements, the sales pipeline looks as it could lead to 10% revenue growth this year. With today’s market conditions, the ongoing customer commitments should enable the Company to deliver around 5% revenue growth. The Company’s margin expectation remains unchanged. SAP anticipates its operating margin excluding stock-based compensation and acquisition related charges to improve at least one percentage point over the 20% achieved in 2001.

     “Despite this revision, as we consistently deliver better and more targeted solutions our installed base is buying more and 30% of deals are with new customers, and we continue to gain market share especially in CRM and SCM,” said Hasso Plattner, Co-Chairman and CEO of SAP AG. “We are having success in win-backs and SAP continues to strengthen its position as the supplier of choice.”

     Write-down of Minority Investments

     In line with US GAAP, the Company will also record in the second quarter charges reflecting the impairment of certain minority investments, particularly the around 20% investment in Commerce One. These charges are non-recurring and non-cash and are expected to total roughly € 414 million, of which anticipated total € 318 million relates to SAP’s investment in Commerce One. The impact of these charges, which are not tax-deductible, is expected to result in a reported net loss in the second quarter 2002 of around € 235 million.

     As a result of its Commerce One investment, SAP has in previous quarters recorded a portion of Commerce One’s net losses in the income statements. Due to today’s announced impairment charge, the risk of further losses from the Commerce One investment are limited to the investment’s book value of circa € 22 million.

     The SAP/Commerce One partnership is not affected by the impairment and is a strategic one. The alliance between SAP and Commerce One remains unchanged.

Revenue by Region (in € millions)

	Revenue	Revenue	% Change	License Revenues	License Revenues
	2Q 2002*	2Q 2001		2Q 2002*	2Q 2001

Total	1,778	1,853	–4	496	646

– at constant currency rates			0

EMEA	976	962	1	311	358

– at constant currency rates			2

Asia Pacific	209	220	–5	58	96

– at constant currency rates			1

Americas	593	671	–12	127	192

– at constant currency rates			–4

Key figures at a glance (in € millions)
SAP Group

	2Q 2002*	2Q 2001	Change	% Change

Revenues	1,778	1,853	–75	–4

License revenues	496	646	–150	–23

Operating income before SBCP and TT acquisition related charges	326	424	–98	–23

*preliminary figures

     Conference Call and Webcast

     SAP Senior Management will host a conference call for the financial community today, July 11, 2002, at 6:30 pm CET (5:30 pm GMT; 12:30 am EST) to access the call dial + 888 391 7044 toll free or + 712 257 2576 in the US or 800 0180 764 toll free or +44 207 9435 370 toll (passcode: SAP).

A conference call for media today, July 11,2002 at 7:15 pm CET (6:15 pm GMT; 1:15 pm EST). To access the media call, dial 888-390-0920 in the US or 0800-018-0764 in Europe (passcode: SAP Media). A replay will be available following the call by dialing 800-873-2156 (passcode: 1863) in the US or 0800-018-1529 (passcode: 1863) in Europe. The calls will be web cast live on http://www.sap.com/investor and will be available for replay purposes.

     SAP will provide additional details on its 2002-second quarter results on July 18, 2002.

About SAP

SAP is the world’s leading provider of e-business software solutions. Through the mySAP.com® e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 18,000 companies in over 120 countries run more than 50,000 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at http://www.sap.com)

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “intend,” “may,” “will,” “expect,” and “project” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the SAP Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2002 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
Other product or service names mentioned herein are the trademarks of their respective owners.

For more information, media only:
Laurie Doyle Kelly, +49 (6227) 7-61136, laurie.doyle.kelly@sap.com, CET
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
Gundolf Moritz, +49 (6227) 7-41551, investor@sap.com, CET
Stefan Gruber, +1 (212) 653-9821, stefan.gruber@sap.com, EST
Jim Prout, Taylor Rafferty, +1 (212) 889-4350, sap@taylor-rafferty.com, EST